

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2021

Gregory Poilasne
Chairman and Chief Executive Officer
Nuvve Holding Corp.
2869 Historic Decatur Road
San Diego, California 92106

  Re: Nuvve Holding Corp.
    Registration Statement on Form S-1
    Filed September 23, 2021
    File No. 333-259735

Dear Mr. Poilasne:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Bradley Ecker at (202) 551-4985 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing